PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

28th June 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Board Changes"

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

dw 7/6

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Board Changes

In line with the Company's previously stated intention to bring new non-executives onto the Board, Premier is pleased to announce the appointment of Professor Dr David Roberts as a non-executive director. Premier also announces the retirement of Mr Azam Alizai who has served as a non-executive director for the past nine years.

Professor Dr David Roberts has been appointed as a non-executive director, with effect from today.

David Roberts has over thirty years experience in all aspects of exploration worldwide and extensive knowledge of deepwater areas, sedimentary basins, stratigraphy and prospect assessment. He spent 22 years with BP in a number of technical roles and was appointed BP's global exploration adviser in 1995 a post he held until 2000, when he was appointed BP's Distinguished Exploration Adviser.

On his retirement from BP in 2003, David established his own geoscience consultancy. David is a visiting professor and fellow of Royal Holloway, University of London, the University of Southampton and IFP school in Paris. He has published numerous papers on a variety of geoscience topics. He is a non-executive director of GETECH plc.

No other information is required to be disclosed pursuant to Listing Rule 9.6.13.

Mr Azam Alizai will retire as non-executive director effective 21st July 2006. Mr. Alizai joined Premier's Board as a non-executive director in March 1997. Mr Alizai is currently Chairman of Pakistan Petroleum Ltd, the major producer of natural gas in Pakistan.

Sir David John, Chairman, commented, " We are delighted that David Roberts will be joining our Board. David brings a wealth of industry experience and we look forward to his contribution to our Board.

I would like to thank Azam Alizai for his contribution to the Board over the last nine years. His advice, in particular in relation to our business in Pakistan, has been of enormous value."

28 June 2006

ENQUIRIES

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7743 6673**
Gavin Davis	**Tel: 020 7743 6677**

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom